[LETTERHEAD OF AMERICAN EXPRESS COMPANY]

July 18, 2012

By EDGAR Correspondence

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:         American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
File No. 001-07657

Dear Ms. Hayes:

We refer to the comment letter, dated June 26, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Kenneth I. Chenault, Chairman and Chief Executive Officer and Director of American Express Company (the “Company”), concerning the Company’s filings referenced above.

We have set forth below the text of the Staff’s comment, followed by the Company’s response.  The Company expects that it will revise its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, unless otherwise noted in the response.

*  *  *  *  *

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1. Business
Card Issuing Business and Deposit Programs – Regulation, page 24

Comment #1:  Please revise future filings to update the current status of the public, written supervisory agreement that AEBFSB entered into with the Office of Thrift Supervision in August 2010.

Response to Comment #1:

AEBFSB provides quarterly updates to the Office of the Comptroller of the Currency, its current primary federal banking regulator, setting forth the status of actions taken by AEBFSB to comply with the supervisory agreement.  These updates are provided on a confidential basis as required by the bank regulator.  The Company will update the status of the supervisory agreement in future filings in the event there are material developments that our bank regulator would allow the Company to disclose or when such status is resolved.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Item 1A. Risk Factors
We have agreements with business partners in a variety of industries…, page 92

Comment #2:  In future filings, beginning with your next Form 10-Q, please expand this risk factor to address the following:

•	Describe the contractual triggering events that could obligate you to make payments to your partners.
•	Quantify your exposure to the airline industry under the risk scenarios described.
•	Disclose the portion of your billed business and worldwide cardmember loans that the airline industry and Delta Air Lines account for.

In addition, please tell us the basis for your determination that you are not required to file the agreements related to your relationship with Delta Air Lines as exhibits.

Response to Comment #2:

In response to the Staff’s comment, the Company plans to expand the risk factor in future filings to include the following additional disclosures:

•	A description of contractual triggering events that could obligate the Company to make payments to certain of our business partners;
•	The percentage of the Company’s worldwide billed business derived from the airline industry; and
•	The percentage of the Company’s worldwide cardmember loan balance represented by the Company’s largest airline co-brand lending portfolio.

The specific airline risk scenarios described (i.e., an airline determining to withdraw from Membership Rewards or ceasing to offer an American Express co-brand card) are risks associated with our relationships with each airline.  The potential financial exposure under the risk scenarios would depend on the airline and the particular circumstances under which it occurred, and therefore would have many possible outcomes.  Accordingly, quantification of the various scenarios would be difficult and the Company believes not meaningful to investors. With respect to the more general risk scenarios, such as bankruptcies and liquidations, the Company notes that such events have not historically resulted in significant revenue declines or credit or business losses when a particular airline scales back, ceases operations or goes into bankruptcy, which the Company has addressed in its filings (see p. 98 of the Company’s 2011 Annual Report to Shareholders, filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 2011).   However, as an overall indicator of the Company’s exposure to the airlines, the Company has included in the revised risk factor the percentage the airline industry represents of the Company’s worldwide billed business.  The Company has also included in the revised risk factor the percentage of total loans represented by the Company’s largest airline co-brand lending portfolio.  The Company does not track the percentage of its total Cardmember loans represented by the airline industry overall.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

The Company does not believe that the agreements related to the Company’s relationship with Delta Air Lines are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.  In accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

The agreements with Delta Air Lines are of the type that ordinarily accompanies the Company’s businesses, such as co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payments, and therefore are deemed, pursuant to Item 601(b)(10)(ii) of Regulation S-K, to have been made in the ordinary course of business.  Moreover, the Company does not currently consider the Company’s business to be “substantially dependent” on the agreements with Delta Air Lines. In this regard, the percentage of Cardmember loans represented by the Company’s Delta SkyMiles Credit Card portfolio, the Company’s co-brand relationship with Delta Air Lines, was less than 15% at December 31, 2011 (interest income earned on outstanding balances related to the Company’s total Cardmember loan portfolio accounted for only approximately 15% of the Company’s consolidated revenues for the year ended December 31, 2011), and the Delta SkyMiles Credit Card represented significantly less as a percentage of the Company’s worldwide billed business.

The following sets forth the changes described above to expand the risk factor that the Company will include in its next filing of the quarterly Form 10-Q, which is based on the risk factor included in the Company’s Form 10-K for the year ended December 31, 2011.  Expanded disclosures are included in bold italics, with the exception of the first paragraph which describes the risk factor.

We have agreements with business partners in a variety of industries, including the airline industry, that represent a significant portion of our business. We are exposed to risks associated with these industries, including bankruptcies, liquidations, restructurings, consolidations and alliances of our partners, and the possible obligation to make payments to our partners.

In the ordinary course of our business we enter into different types of contractual arrangements with business partners in a variety of industries. For example, we have partnered with Costco and Delta Air Lines to offer co-branded cards for consumers and small businesses, and through our Membership Rewards program we have partnered with businesses in many industries, including the airline industry, to offer benefits to Cardmember participants. Under some types of these contractual arrangements, we may be obligated to make or accelerate payments to certain business partners such as co-brand partners and merchants upon the occurrence of certain triggering events such as: (i) our filing for bankruptcy, (ii) our economic condition deteriorating such that our senior unsecured debt rating is significantly below investment grade by S&P and Moody’s, (iii) our ceasing to have a public debt rating, or (iv) a shortfall in certain performance levels. If we are not able to effectively manage the triggering events, we could unexpectedly have to make payments to these partners, which could have a negative effect on our financial condition and results of operations. Similarly, we have credit risk to certain co-brand partners relating to our prepayments for loyalty program points that may not be fully redeemed. We are also exposed to risk from bankruptcies, liquidations, insolvencies, financial distress, restructurings, consolidations and other similar events that may occur in any industry representing a significant portion of our billed business, which could negatively impact particular card products and services (and billed business generally) and our financial condition and results of operations. For example, we could be materially impacted if we were obligated to or elected to reimburse Cardmembers for products and services purchased from merchants that have ceased operations or stopped accepting our Cards.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

The airline industry represents a significant portion of our billed business and in recent years has undergone bankruptcies, restructurings, consolidations and other similar events. The airline industry accounted for approximately 10 percent of our worldwide billed business for the year ended December 31, 2011.

There continues to be significant consolidation in the airline industry, particularly in the United States (e.g., United Airlines/Continental Airlines and Southwest Airlines/AirTran), through mergers and/or grants of antitrust immunity to airline alliances and joint ventures, and this trend could continue.

In particular, the United States Department of Transportation has granted antitrust immunity to members of the Skyteam, Star and Oneworld Alliances, enabling the covered airlines to closely coordinate their cross-regional operations and to launch highly integrated joint ventures in transatlantic and other markets, including jointly pricing and managing capacity on covered routes, sharing revenues and costs, and coordinating sales and corporate contracts, all outside the scope of the U.S. antitrust laws. The European Commission has similarly approved the Oneworld Alliance, and its review of the other alliances is continuing. Increasing consolidation and expanded antitrust immunity could create challenges for our relationships with the airlines including reducing our profitability on our airline business. Further consolidation may also result from airline bankruptcies, which could be an outcome of American Airline’s pending case under Chapter 11 of the Bankruptcy Code.

Airlines are also some of the most important and valuable partners in our Membership Rewards program. If a participating airline merged with an airline that did not participate in Membership Rewards, the combined airline would have to determine whether or not to continue participation. Similarly, if one of our co-brand airline partners merged with an airline that had a competing co-brand card, the combined airline would have to determine which co-brand cards it would offer. Our largest airline co-brand loan portfolio, American Express’ Delta SkyMiles Credit Card, accounted for less than 15 percent of worldwide Cardmember loans at December 31, 2011.

If an airline determined to withdraw from Membership Rewards or to cease offering an American Express co-brand Card, whether as the result of a merger or otherwise, such as the withdrawal of Continental Airlines in 2011 from our Airport Club Access program for Centurion and Platinum Cardmembers and our Membership Rewards points transfer program, our business could be adversely affected. For additional information relating to the general risks related to the airline industry, see “Risk Management — Exposure to Airline Industry” on page 36 and Note 22 on page 98 of our 2011 Annual Report to Shareholders.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Exhibit 13 - 2011 Financial Results
Critical Accounting Estimates, page 16
Reserve for Membership Rewards Costs, page 16

Comment #3:  We note your disclosure of the sensitivity of the reserve for membership reward costs due to various assumptions which we believe is helpful to investors. In light of the significant impact that changes in assumptions can have on the amount of your membership reward reserve, the fact that changes in assumption appear to occur with some frequency, including during the first quarter of 2011, which you quantify separately on page 39 of the March 31, 2012 Form 10-Q, please consider providing a separate rollforward of the membership reward reserve that breaks out changes due to newly earned rewards, changes in assumptions, and customer redemptions.

Response to Comment #3:

The Company has considered the Staff’s suggestion and concluded that providing a separate rollforward of the Membership Rewards reserve would result in disclosing commercially sensitive information that could be used by competitors in ways that would be detrimental to our business.  As an alternative approach intended to accomplish the objective embodied in the Staff’s suggestion, the Company plans to expand its disclosures in future quarterly and annual filings to provide additional information, as applicable, about the effects on earnings that changes in assumptions have had during the relevant period(s).  We believe these expanded disclosures will be helpful to investors in further understanding the sensitivity of Cardmember Rewards expense and the related Membership Rewards reserve balance to changes in key assumptions.

Derivative Instruments, page 17

Comment #4:  We note your disclosure that based on your assessment of the credit risk of the Company’s derivative counterparties, you do not have derivative positions that warrant credit valuation adjustments. We also note your disclosure on page 64 that credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value derivatives are not indicative of the credit quality of the Company or its counterparties. Your disclosure further states that you consider the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Please respond to the following:

•	Please clarify whether you have recorded any credit valuation adjustments for your derivative counterparties during the three years ended December 31, 2011.
•
To the extent that you have not recorded credit valuation adjustments for any of your derivative counterparties during these periods, please tell us how you concluded that none of your counterparties required a credit valuation adjustment, particularly given the credit market conditions during the past few years.

•
Please tell us whether you have recorded any adjustments to your derivative liabilities to reflect your own credit risk. If not, please tell us how you concluded that no adjustments were required during any of the years presented.

Response to Comment #4:

As of December 31, 2011 the Company had 24 derivative counterparties, which is representative of the number of counterparties for all periods presented. All counterparties during the periods presented were investment grade with no history of default.  Based on our assessment of the credit risk of our derivative counterparties and our own credit risk, during the three years ended December 31, 2011, we did not record any credit valuation adjustments (CVA).

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Each quarter, we monitor counterparty credit exposure at a transaction level and counterparty level, including assessing each counterparty's probability of default (PD) and loss given default (LGD), to determine whether CVAs are required.  We assess derivative liabilities utilizing the same process followed for counterparty risk, but using our own credit rating for assessing PD and LGD.  The monitoring process also considers market conditions and industry trends, as applicable.  Although PD and LGD rates were elevated in the first quarter of 2009, since the adoption of SFAS No. 157 (ASC Topic 820) in 2008, the estimated CVAs for our derivative counterparties (on a gross basis, individually and in the aggregate) and our own credit risk in each quarterly period were less than $1 million. Accordingly, given the inconsequential amounts involved, we concluded that no CVAs were required for either counterparty credit exposure or our own credit risk.

Selected Statistical Information, page 20
Calculation of Net Interest Yield on Cardmember Loans, page 21

Comment #5:  We note your disclosure here, as well as on pages 41 and 43, of  “adjusted net interest income” and “adjusted average loans.” These measures appear to be non-GAAP measures. Please revise future filings to appropriately label these as non-GAAP measures and to provide the information required by Item 10(e) of Regulation S-K. Further, please revise your disclosure to either provide a cross-reference to the definition of these terms (as provided on page 48), or to define these terms in a footnote to the tabular disclosures included here and on pages 41 and 43.

Response to Comment #5:

In future filings that disclose these measures, we will provide a reconciliation of adjusted net interest income and adjusted average loans to the most directly comparable GAAP measures. We will add an express reference to the fact that adjusted net interest income and adjusted average loans are non-GAAP measures. We will clarify why management believes the presentation of these measures provides useful information to investors.  Accordingly, in future filings, we will provide the following disclosure in the Calculation of Net Interest Yield on Cardmember Loans for the Company’s consolidated results as well as for the results of applicable reportable operating segments.  Expanded disclosures are included in bold italics.

Calculation of Net Interest Yield on Cardmember Loans
Three Months Ended March 31,
(Millions, except percentages and where indicated)	2012	2011
Net interest income	$1,133	$1,070
Exclude:
Interest expense not attributable to the Company’s cardmember loan portfolio	364	377
Interest income not attributable to the Company’s cardmember loan portfolio	(109)	(121)
Adjusted net interest income(a)	$1,388	$1,326
Average loans (Billions)	$60.7	$58.5
Exclude:
Unamortized deferred card fees, net of direct acquisition costs of cardmember loans, and other	(0.2)	(0.2)
Adjusted average loans (Billions)(a)	$60.5	$58.3
Net interest income divided by average loans	7.5%	7.4%
Net interest yield on cardmember loans(a)	9.2%	9.2%

(a)
Net interest yield on cardmember loans, adjusted net interest income, and adjusted average loans are non-GAAP measures.  Refer to “Glossary of Selected Terminology” for the definitions of these terms. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on cardmember loans, which provides a measure of profitability of the Company’s cardmember loan portfolio.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Consolidated Capital Resources and Liquidity, page 27
Capital Strategy, page 28

Comment #6:  We note your disclosure of the estimated impact of the Basel III capital rules on your Tier I risk-based capital, Tier 1 common risk-based ratio, and Tier 1 leverage ratio. We also note your disclosure that these proposed capital ratios are non-GAAP measures. In light of the fact that these are non-GAAP measures, we believe the calculation of the ratios should be provided, along with a discussion of any estimates that were considered in the calculation given the rules have not yet been finalized.

Response to Comment #6:

We will provide a calculation of the Company’s Tier 1 risk-based capital ratio, Tier 1 common risk-based capital ratio, Tier 1 leverage ratio, and supplementary leverage ratio under the Basel III capital rules as currently proposed, along with a discussion of any estimates that were considered in the calculations. Accordingly, in future filings, we will provide the following disclosure.  Please note that the disclosures as of June 30, 2012 are subject to change pending our review and interpretation of the U.S. Basel III notice of proposed rulemaking recently issued by bank regulators.  Expanded disclosures are included in bold italics, which is based on the disclosure included in the Company’s 2011 Annual Report to Shareholders, filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 2011.

BASEL III

Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital than prior requirements, with a greater emphasis on common equity. While final implementation of the rules related to capital ratios will be determined by the Federal Reserve, the Company estimates that had the new rules (as currently proposed) been in place during the second quarter of 2012, the reported Tier 1 risk-based capital and Tier 1 common risk-based ratios would have been 12.5% and the reported Tier 1 leverage ratio would have been 10.7%. These ratios are calculated using the standardized approach as described in the proposed rules.  The Company’s previous estimate of expected Tier 1 leverage ratio impact has been clarified under the proposed rules and is now captured under a new supplementary leverage ratio.  For the second quarter of 2012, this supplementary leverage ratio would have been approximately 9.0%1. The estimated impact of the Basel III rules will change over time based upon changes in the size and composition of the Company’s balance sheet as well as based on the U.S. implementation of the Basel III rules; and the estimated impact for the second quarter of 2012 is not necessarily indicative of the impact in future periods.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

The following provides definitions for capital ratios as defined by the proposed U.S. Basel III guidelines using the standardized approach.  All calculations are non-GAAP measures.

Basel III Tier 1 Common Risk-Based Capital Ratio – The Basel III Tier 1 common risk-based capital ratio is calculated as adjusted Tier 1 common equity divided by adjusted risk-weighted assets.

Basel III Tier 1 Risk-Based Capital Ratio – The Basel III Tier 1 risk-based capital ratio is calculated as adjusted Tier 1 capital divided by adjusted risk-weighted assets.

The following table presents a comparison of the Company's Tier 1 and Tier 1 common risk-based capital under Basel I rules to its estimated Tier 1 and Tier 1 common risk-based capital under Basel III rules.

(Billions)	Tier 1/Tier 1 Common
Risk-Based Capital under Basel I	$15.3
Adjustments related to:
AOCI for available for sale securities	0.3
Pension and other post-retirement benefit costs	(0.5)
Other	0.1
Estimated Risk-Based Capital under Basel III(a)	$15.2

(a)
Estimated Basel III Tier 1 capital and Tier 1 common equity reflects the Company’s current interpretation of the Basel III rules.  The estimated Basel III Tier 1 capital and Tier 1 common equity could change in the future as the U.S. regulatory agencies implement Basel III or if the Company’s business changes.

Basel III Risk-Weighted Assets – The Basel III risk-weighted assets reflect the Company’s current interpretation of the Basel III rules on the Company’s Basel I risk-weighted assets. Risk-weighted assets include adjustments relating to the impact of the incremental risk weighting applied to deferred tax assets and significant investments in unconsolidated financial institutions, as well as exposures to past due accounts, equities and sovereigns.  Basel III risk-weighted assets as of June 30, 2012 were estimated to be $121.0 billion.

Basel III Tier 1 Leverage Ratio – The Basel III Tier 1 leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company’s average total consolidated assets.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Basel III Supplementary Leverage Ratio – The Basel III supplementary leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company’s estimated total assets for leverage capital purposes under Basel III.  Estimated total assets for leverage capital purposes includes adjustments for Tier 1 capital deductions, off-balance sheet derivatives, undrawn unconditionally cancellable commitments and other off-balance sheet liabilities.  Total assets for leverage capital purposes as of June 30, 2012 based on the Company’s current interpretation of the Basel III rules were estimated to be $168.1 billion.
_________

1The proposed capital ratios are non-GAAP measures.  The Company believes the presentation of the proposed capital ratios is helpful to investors by showing the impact of Basel III, assuming the proposed new rules as currently proposed are implemented by the Federal Reserve.

Funding Programs and Activities, page 30

Comment #7:  We note your disclosure here related to how future credit downgrades could affect your borrowing capacity in the unsecured debt and asset securitization capital markets. We also note that your last credit downgrade was in 2009, and you disclose that downgrades in the last several years have not materially impacted your borrowing costs or resulted in a reduction of your borrowing capacity. Please revise future filings to disclose the impact that a one-notch downgrade in your credit ratings could have on your funding programs and activities, including your borrowing capacity, borrowing costs, additional funding requirements and/or collateral that would be needed, and any derivative or other financial instrument triggers that may be met. Please include quantification of the impact as applicable.

Response to Comment #7:

The Company believes its qualitative disclosure under Funding Programs and Activities is appropriately responsive to the risk of a possible future credit ratings downgrade.  The Company currently carries an investment grade credit rating, which was affirmed in June 2012, with a stable outlook.  Specifically, the Company’s long-term issuer credit rating is A3 (Moody’s) and BBB+ (S&P).  The Company’s debt-issuing subsidiary ratings from Moody’s and S&P are one-notch higher than the Company’s ratings and also carry a stable outlook.  The Company has no derivative or other financial instruments that include credit ratings triggers, although the Company’s finance subsidiary, American Express Credit Corporation, has two credit facilities with interest rate and facility fee pricing grids that vary with its credit ratings, for which we estimate that the aggregate additional annual borrowing cost under those facilities resulting from a one-notch downgrade would be less than $10 million, based on current outstandings, which is not material.  In relation to the Company’s annual funding costs, which exceed $2 billion, the Company believes it would not be meaningful to investors to supplementally provide such an estimate.

Note 4 – Accounts Receivable and Loans, page 65
Cardmember Loans and Cardmember Receivables Aging, page 66

Comment #8:  We note your footnote disclosure to this table which explains that, for receivables in International and Global Commercial Services (IGCS), delinquency data is tracked based on days past billing (rather than days past due) and that, due to system constraints, you are unable to track past due data for periods prior to 90 days past billing. Given that this category of receivables makes up nearly 50% of your total cardmember receivables at period end, please address the following:

●
Tell us in more detail what kind of “system constraints” prohibits you from tracking delinquency data on these loans prior to the 90 days past billing date. Specifically, tell us how you are, at a minimum, not able to determine the cardmember receivables that are current.

●
In light of your systems limitations, please tell us what other types of credit quality indicators you use to evaluate the credit quality of the portfolio and determine your reserve for losses. To the extent other indicators are used; please tell us how you concluded they should not be disclosed pursuant to the guidance in ASC 310-10-50-27 through ASC 310-10-50-30.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Response to Comment #8:

The Company’s system constraints arise due to the number of legacy systems used to capture International Card Services (“ICS”) and Global Commercial Services (“GCS”) cardmember charge receivables activity, located in approximately 20 countries.  These systems were designed for the purpose of capturing and reporting cardmember billings and related balances, but do not provide aging details of account balances earlier than 90 days after the billing date.  Cardmember charge receivable accounts are generally due in full when billed, as contrasted with cardmember loans that generally have payment terms over an extended period of time.  In 2013, the Company plans to migrate its ICS cardmember charge receivables to the same system used for cardmember loans, which will provide aging details of account balances earlier than 90 days after billing. There are also plans to migrate GCS cardmember charge receivables to the cardmember loans system in future periods.

In light of the system constraints described above, the Company uses Net Loss Ratio as a % of Charge Volume and 90 Days Past Billing as a % of Receivables as the primary indicators to evaluate credit quality and to establish the reserve for losses for these charge receivable portfolios.  The Net Loss Ratio as a % of Charge Volume metric serves to measure the level and trends of current and historical write-offs in these charge receivable portfolios.  The 90 Days Past Billing as a % of Receivables metric, in combination with the Net Loss Ratio metric, provides a basis to estimate inherent losses in these charge receivable portfolios when establishing loss reserves.  These indicators are monitored by management and provide meaningful insight into the credit quality of the portfolios. No other types of credit quality indicators are used. Therefore, we believe providing only these two metrics in the footnotes to the Company’s Consolidated Financial Statements complies with the disclosure requirements of ASC 310-10-50-27 through ASC 310-10-50-30.

Credit Quality Indicators for Loans and Receivables, page 67

Comment #9:  We note your disclosure of the net write-off rates for your loans and receivables and related past due statistics. However, please also tell us whether you monitor the FICO score of your cardmembers, and if so, whether you considered also providing disclosure of this information pursuant to the guidance in ASC 310-10-50-27 through ASC 310-10-50-30. As part of your response, please tell us whether FICO scores, or something similar, are available for your cardmembers outside of the United States.

Response to Comment #9:

The Company considers cardmember FICO scores in the U.S. and international equivalents, to the extent they exist and are reliable, in addition to a number of other metrics in its credit underwriting and credit line monitoring processes.  However, FICO scores, and international equivalents, are not used by the Company as a leading indicator when evaluating credit performance and determining the level of related reserves for losses in the Company’s cardmember loans and charge receivable portfolios. As a result, the Company concluded cardmember FICO scores and international equivalents do not meet the disclosure criteria in ASC 310-10-50-27 through ASC 310-10-50-30.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Changes in Cardmember Loan Reserve for Losses, page 71

Comment #10:  We note that you disclose that cardmember loan provisions-other primarily represents provisions for cardmember loans resulting from unauthorized transactions and that this amount has grown over time. However, we note that you combine net write-offs related to unauthorized transactions and foreign currency translation adjustments and the combined deduction to the reserve for losses shows a different trend. Given that write-offs due to unauthorized transactions and foreign translation adjustments are driven by completely different factors, and the fact that the adjustment related to foreign currency could increase or decrease the reserve for losses, please consider separately breaking out this line item, or at least separately quantifying the components in a footnote.

Response to Comment #10:

The Company has historically combined net write-offs related to unauthorized transactions and foreign currency translation adjustments, and agrees that both are driven by different factors and that the adjustment related to foreign currency could increase or decrease the reserve for losses. Accordingly, the Company will revise its future filings as follows.  Expanded disclosures are included in bold italics.

Changes in Cardmember Receivables Reserve for Losses

The following table presents changes in the cardmember receivables reserve for losses for the three months ended March 31:

(Millions)	2012	2011
Balance, January 1	$438	$386
Additions:
Provisions(a)	149	160
Other(b)	29	38
Total provision	178	198
Deductions:
Net write-offs(c)	(182)	(132)
Other(d)	(10)	(31)
Balance, March 31	$424	$421

(a)	Provisions for principal (resulting from authorized transactions) and fee reserve components.
(b)	Primarily provisions for unauthorized transactions.
(c)	Consists of principal (resulting from authorized transactions) and fee components, less recoveries of $93 million and $84 million for the three months ended March 31, 2012 and 2011, respectively.
(d)	Includes net write-offs resulting from unauthorized transactions ($(33) million and $(36) million for the three months ended March 31, 2012 and 2011, respectively), foreign currency translation adjustments ($3 million for each of the three months ended March 31, 2012 and 2011), cardmember bankruptcy reserves ($18 million for the three months ended March 31, 2012), and other adjustments ($2 million for each of the three months ended March 31, 2012 and 2011). Cardmember bankruptcy reserves were classified as Other Liabilities in prior periods.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Changes in Cardmember Loans Reserve for Losses

The following table presents changes in the cardmember loans reserve for losses for the three months ended March 31:

(Millions)	2012	2011
Balance, January 1	$1,874	$3,646
Additions:
Provisions(a)	185	(139)
Other(b)	27	19
Total provision	212	(120)
Deductions:
Net write-offs – principal(c)	(349)	(535)
Net write-offs – interest and fees(c)	(44)	(61)
Other(d)	(13)	(9)
Balance, March 31	$1,680	$2,921

(a)	Provisions for principal (resulting from authorized transactions), interest and fee reserve components.
(b)	Primarily provisions for unauthorized transactions.
(c)	Includes recoveries of $133 million and $150 million, respectively. Recoveries of interest and fees were de minimis.
(d)	Includes net write-offs for unauthorized transactions ($(28) million and $(19) million for the three months ended March 31, 2012 and 2011, respectively), foreign currency translation adjustments ($10 million and $11 million for the three months ended March 31, 2012 and 2011, respectively), cardmember bankruptcy reserves ($4 million for the three months ended March 31, 2012), and other adjustments ($1 million and $(1) million for the three months ended March 31, 2012 and 2011, respectively). Cardmember bankruptcy reserves were classified as Other Liabilities in prior periods.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 3 - Fair Values, page 6

Comment #11:  We note from your disclosure that the only financial asset or financial liability you measure at level 3 in the fair value hierarchy on either a recurring or non-recurring basis is loans. We also note your narrative disclosure on page 10 related to your valuation methodology for loans, which is a discounted cash flow model, as well as a list of the significant unobservable inputs you utilize in your methodology. Please revise future filings to provide the disclosure required by ASC 820-10-50-2(f) and ASC 820-10-55-105.

Ms. Suzanne Hayes
Securities and Exchange Commission
July 18, 2012

Response to Comment #11:

The Company does not believe the disclosures required by ASC 820-10-50-2(f) and ASC 820-10-55-105 are applicable to the Company for the fiscal quarter ended March 31, 2012 and for future filings.  For the fiscal quarter ended March 31, 2012 the Company did not measure any financial instruments presented on the Consolidated Balance Sheets on either a recurring or nonrecurring basis using level 3 inputs in the fair value hierarchy.  The Company’s measurement of the fair value of loans is based on the disclosure requirements of ASC 825-10-50-10 for financial instruments not measured at fair value in the statement of financial position.   Effective for the fiscal quarter ended March 31, 2012, ASC 820-10-50-2E amends and clarifies the disclosure requirements of ASC 825-10-50-10 for financial instruments not measured at fair value in the statement of financial position but for which fair value is disclosed, to include the following:

•	ASC 820-10-50-2(b) – The level of the fair value hierarchy within which the fair value measurements are categorized.
•	ASC 820-10-50-2(bbb) – A description of the fair value measurement technique(s), any changes in technique(s), and reasons for making the change.
•	ASC 820-10-50-2(h) – If highest and best use differs from its current use, disclosure of this fact and the reasons why.

The Company has included the disclosures required under ASC 820-10-50-2(b) and (bbb) in Note 3, Fair Values, pages 9 and 10.  Disclosures required under ASC 820-10-50-2(h) are not applicable to financial assets and financial liabilities.  ASC 820-10-50-2E further states that other than the disclosures described above “a reporting entity does not need to provide the other disclosures required by this Topic.” As a result, the Company concluded the disclosures required by ASC 820-10-52-2(f) and ASC 820-10-55-105 are not applicable for its disclosure of level 3 fair value of loans that are carried at other than fair value.

*  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-5478 or Linda Zukauckas at 212-640-0300.

Very truly yours,

/s/   Daniel T. Henry
Daniel T. Henry
Executive Vice President and
Chief Financial Officer

cc:           Ms. Brittany Ebbertt
Ms. Stephanie Ciboroski
Eric Envall, Esq.
Michael Seaman, Esq.
Mr. Kenneth I. Chenault, American Express Company
Ms. Linda Zukauckas, American Express Company
Richard M. Starr, Esq., American Express Company
Mr. Ward R. Hamm, PricewaterhouseCoopers